

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2023

Patrick Gadson
Partner
Vinson & Elkins LLP
The Grace Building
1114 Avenue of the Americas
32nd Floor
New York, NY 10036

> **Re: AMERISERV FINANCIAL INC /PA/**
> **PREC14A filed April 6, 2023**
> **File No. 000-11204**

Dear Patrick Gadson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Note that capitalized terms used here but not otherwise defined have the same meaning as in the proxy statement listed above.

PREC14A filed April 6, 2023

General

1. The proxy card does not appear to provide any instructions or guidance with respect to cumulative voting, nor any space in which a shareholder can indicate its own instructions or preferences with respect to how it would like its votes to be divided among the various director nominees. Please revise, or advise.

2. Please disclose additional detail regarding the Board's reasons for rejecting the Purported Nomination Notice, including, in particular, the fact that the Board determined that Mr. Cooper's nomination "does not comply with AmeriServ's interlocks bylaw that prohibits Board members and nominees to the Board from, among other things, concurrent

directorships with other depository institutions," as was disclosed in a press release issued by the Company and attached as an exhibit to a March 15 Form 8-K filed by the Company, and regarding which the Company's counsel disclosed additional detail in a letter sent to Mr. Cooper's counsel, which letter was also attached as an exhibit to the same March 15 Form 8-K.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions